Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

October 5, 2010

Tom Kluck
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re: Acquisition Capital Group, Inc.
Amendment No.1 to Registration Statement on Form S-11
Filed April 28, 2010
File No. 333-165134

Dear Mr. Kluck,

Please see the answers to your comments, below.

General

1.
We note your response to comment 1 of our letter dated March 26, 2010 and we reissue in part our prior comment. Please revise your registration statement to include the disclosure required by Form S-11. For example only, please include the following item requirements of Form S-11:

• Item 3(b). Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges; and
• Item 16. Tax Treatment of Registrant and Its Subsidiaries.

Both of these sections have been added.

Cover Page of the Prospectus

2.
We note your revised disclosure on the cover page of the prospectus that, "If [y]our common stock becomes quoted on the Over the Counter Bulletin Board or another exchange, then the sales price to the public will vary according to the market price for your stock at the time of sale." Please note that Rule 415 of Regulation requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415{a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by the company is not

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

3.	permissible. Please revise that part of the offering to price those shares being offered by the company for the duration of the offering. We have struck this sentence in order to be compliant.

Prospectus Summary, page 1

4.
We note your revised disclosure on page 2 and elsewhere that, “Cash on cash return of 10% - (how much of your investment you get back in a year)." We also note that the company currently owns no properties and does not have a reasonable basis for this projection. Please remove this statement and similar disclosure elsewhere in the prospectus, such as the use of proceeds and business sections that suggests a specific future return on investment or distribution payment.

We have removed this disclosure.

5.
We note your revised disclosure in this section in response to comment 8 of our previous letter. Please revise your related party transactions section to name the promoters and identify anything of value received or to be received by each promoter from the registrant. Please see Item 404(c) of Regulation S-K.

We have added the following.

The only promoters of the Company to date have been our current officers and directors. The promoters are Rex Jay Horwitz, Margaret Graveline, Kim Harrington, and Lisa DesRosiers. Each has received 1,000,000 shares of the Company’s stock in exchange for stock and services.

6.
We reissue in part comment 9 of our previous letter. Please revise the business section to discuss how management intends to identify and assess such "cash flow positive" properties, including a discussion of how management will select properties to satisfy the criteria identified in this section.

We have added the following:

In order to determine if a property is “cash flow positive” the officers will review the total gross rent or receipts from the property and subtract any and all expenses including utilities, taxes, maintenance, and other reserve expenses. If this number is a positive number, the Company will deem the property “cash flow positive.” However, how positive the cash flow is will determine whether the management will purchase the property or not on behalf of the Company: there must be a comfortable cash flow which the Officers are comfortable with. This margin will depend on factors such as the location of the property, the fair market value of the property, as well as other factors as determined by the officers. This will be at the discretion of the officers and directors of the Company.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

7.
In the business section, please explain in greater detail the statement that “for financing purposes, commercial property win be primarily purchased following, Fannie Mae, Freddie Mac, or HUD industry guidelines for 5 or more units." Please also describe the commercial property you are referring to.

We have revised this to read as follows:

“For financing purposes, commercial property such as Mobile Home Parks, Self Storage units, and multi-family housing of 5 units or more will be primarily purchased following Fannie Mae, Freddie Mac, or HUD industry guidelines for 5 or more units. Underwriting requirements under these guidelines may include:

•
The capacity of the borrower, or income from the underlying property, to adequately service principal and interest on the debt. Typically, banks will establish minimum "debt service coverage" ratios _ the number of times net operating income will cover annual debt service. While minimum ratio requirements will vary between banks and by type of project, they usually fall within the range of 1.05 to 1.5.

•	The value of the mortgaged property.
•	The overall creditworthiness of the borrower, including the demands of supporting other projects.
•	The "hard equity," in the form of cash or unencumbered equity in the property, that is required to be invested by the borrower.
•	Whether, and to what extent, the bank will give any credit for appreciation in the value of previously purchased land for purposes of its minimum equity requirements.
•	Any secondary sources of repayment.
•	Any additional collateral or credit enhancements (such as guarantees, mortgage insurance, or take-out commitments).”

8.
We note the table on pages 2 and 25 in regards to '''Properly at Cost $557,144." It is unclear why this information is included in the prospectus. Please advise or remove the disclosure.

We have removed the disclosure.

Risk Factors

Our management has limited experience in running a public company, page 4

9.
We note your revised disclosure under this subheading in response to prior comment 11; however, this risk factor continues to include mitigating language. Please revise as previously requested to remove such language.

We are unsure of the mitigating language you are speaking of, however, we revised the risk factor to read as follows:

“Our officers have no experience in running a public company. The Company will rely on the expertise of outside counsel and consultants to insure proper filing and the meeting of deadlines.”

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

Use of Proceeds, page 15

10.
Refer to your revised disclosure in footnote under this subheading. We note that you have made certain assumptions regarding the properties you intend to acquire depending on the amount raised in this offering. Please reconcile your disclosure in this section with the disclosure in the summary and business sections in regards to the properties you plan to acquire based on the amount you are raising in this offering. For example only, we note in the summary that you plan to purchase multifamily units/complexes of 100 units or more while in the use of proceeds section you disclose that you intend to purchase three properties if you raise the maximum of $450,000. It is unclear how you intend to accomplish this. Please revise to reconcile your disclosure.

Clearly we do not intend on purchasing multi-family units of 100 units or more, but rather smaller multi-family or other commercial properties. This is an estimate only and may only truly be estimated when demand is assessed once funds are raised. Nonetheless, we have updated the footnote and the remainder of the document (stated purchases may include multi-family buildings of FIVE or more units as opposed to 100).

11.
In the business section, please discuss with greater specificity your plans for reducing vacancies in acquired properties. Also in the business section, please expand on your planned marketing efforts, considering you currently have not allotted any proceeds in the preceding table for such activities. We may have further comments based on your response.

We have added the following section:

Marketing Plan

We intend on using funds from our Working Capital as well as existing cash flow from properties to market properties in order to fill vacancies. Most importantly, we will utilize “free” listing services such as Craigslist.com in order to seek out new tenants. In the event we hire a property manager to manage a property as discussed herein, more likely than not, these marketing costs will not become an expense of the Company, but rather of the management company put in place. The Management Company will be paid as a percentage of the cash flow of the property.

We expect new tenants to be found via Craigslist, Apartments.com, flyers, newspaper advertisements, and the property’s website if one so exists.

12.
Please clarify as previously requested whether the offering will provide all capital needed for your contemplated plans.

The following has been added under “Planned Operations:”

We do not believe the proceeds of this offering will satisfy all of the goals of the company. The Company and Managers intend on conducting subsequent offerings or seeking out additional financing upon the close of this offering depending on the state of the company at the time.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

13.
We note your response to prior comment 26. In the business section, please revise your disclosure to explain in greater detail how you plan to increase cash flow to “value-added" assets through rehab or remanaging." It is currently unclear what specific efforts your management plans to undertake in order to yield these results.

Under the section “Planned Operations,” the following information has been added:

For our “value-added” properties, we will update old appliances, flooring, paint to our multi-family acquisitions and provide other non-structural improvements such as outside landscaping and other features in order to attract tenants to all acquired properties. In the event that it is needed, we may also provide structural improvements such as new roofs, plumbing, and electrical. Improvements may also include updates and added features to the common area. Improvements will greatly depend on each property’s unique attributes.

We will work to remanage properties that are not performing well, by locating and contracting with credit worthy tenants (see “Marketing Plan”) and acting swiftly to evict those tenants that are not paying rent within the letter of the law. We will also make improvements to the property as listed above in order to attract more credit worthy tenants and higher or market value rents. We will also look to tenants that are willing to enter into year long leases in order to ensure a lower turnover ratio.

Dilution, page 17

14.	We reissue our prior comment 27. We have completely updated the dilution table to reflect the appropriate dilution.

Director, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 21

15.
 We note your revised disclosure in response to prior comments 31 and 32; however, please further revise to limit your biographical disclosures to basic descriptions of places employed and positions held rather than focusing on subjective descriptions of accomplishments or job performance. As an example, we note your revised narrative for Ms. Harrington refers to her completion of "hundreds of real estate short sale transactions." Revise your disclosure to reference specific activities conducted in the past 5 years and eliminate unsupported or exaggerated descriptors.

Although not exaggerated or unsupportable, we have removed the sentence referenced above to comply with the comment. We have also made other minor changes in order to comply with the comment.

Description of Business, page 25

16.
In response to previous comment 33, you indicate that you plan to secure financing for commercial properties pursuant to Fannie Mae, Freddie Mac or HUD guidelines. Please tell us whether you currently have any lending relationships in place to-secure financing for your planned ventures.

We currently do not have any lending relationships in place as a Company.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

17.
We note your revised disclosure in response to prior comment 34 regarding updates to investors on you business dealings via on-line newsletter; however, your response does not explain how you plan to update investors as to changes in the business strategy and investment guidelines you have outlined in the prospectus. Please revise as previously requested.

If changes to our investment strategy are contemplated, we will file the proper 424(B) prospectus with the commission or Post Effective Amendment, whichever is more appropriate.

18.
 We note your revised disclosure regarding planned operations in response to prior comment 35. We continue to believe that you should provide expanded disclosure regarding your current circumstances. Please revise your disclosure as previously requested in this section as well as the MD&A to describe in more detail management's business plan to generate cash flows and obtain additional funding currently.

We added the following paragraph and also discussed our income expectations throughout:

“We currently have little operations other than the preparation of this S-11 offering. The officers and directors, as described herein, have other, outside responsibilities which take up the majority of their working hours. None of our officers and directors are currently working full time for the Company. If our financial circumstances change, the working habits and dedication to the Company’s business plan on the part of our officers and directors too will change to meet the growing needs of our business.”

19.
Please explain how you plan to cultivate these joint venture relationships. We note your disclosure that you would pursue such· arrangements for joint venture acquisitions exceeding $10 million i1) value; however, given your limited operations and the amount you hope to raise in this offering, it is unclear from your current disclosure how you plan to target and secure such joint venture arrangements.

We have updated the discussion on joint ventures to read as follows:

“We will seek to form relationships with likeminded owner operators/developers via online an in person social networking via real estate groups and associations that our officers and directors belong. It is expected that these relationships may develop from already existing contacts of the officers and directors even though no such relationship is currently being contemplated.”

Conflicts of Interest, page 26

20.
In response to prior comments 38 and 39 you indicate that management has "resolved" to grant the company first right of refusal with respect to any property meeting the investment policies identified herein. Please clarify whether this commitment is in writing and, if so, provide us your analysis of whether the written agreement should be filed as an exhibit. If the commitment is not in writing, please discuss whether it is enforceable in accordance with its tens under applicable law. Finally, describe the material terms on which management has committed to grant such right; including any conditions that must be met for management to be obligated to provide the service and the scope of this right.

This agreement is in writing via a Board of Directors resolution that is signed by all members of the board and all of the officers of the Company. We have filed this as an exhibit to the Registration Statement.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

Officers' Prior Relevant Experience, page 27

21.
We note your response to comment 41 of our previous letter. However, it does not appear that the company's officers referred to in this section had investment control over the described properties. In addition, such properties were not purchased with funds from passive investors as compared to potential investors in this offering. Thus, it appears that the disclosure about investments in these other properties could be confusing to investors and should be removed from the prospectus. Please revise accordingly or advise.

We have removed the discussion of these properties.

Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 31

22.
We note your response to prior comment 43. Please revise your disclosure under this subheading to reflect that you do not have any preliminary arrangements in place to receive financing from banks.

We have added the following sentence:

“We currently do not have any relationships with any financial institutions and currently have no financing in place.”

Policies with Respect to Certain Activities, page 31

23.
We note your revised disclosure under this subheading in response to prior comment 1; however, please indicate the extent to which the company proposes to engage or has already engaged in such activities. See Item 12 of Form S-11. Also expand your disclosure to discuss your specific policies, if any; with respect to each of the activities identified hereunder in greater detail Refer to Instruction 1 to Item 12 of Form S-11.

We have not participated in any of these activities to date and currently do not have any policies regarding any of the abovementioned activities except that such activities must be approved by a majority of the Board of Directors and the Board of Directors has the authority to carry out such activities.

Investment Policies of Registrant, page32

24.
In this section or the business section, please revise to describe in greater detail your proposed method of operating and financing for each type of real estate that you intend to purchase. See Instruction J to Item 13(a) of Form S-11.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

25.
Please include a specific statement as to whether or not it is the company's policy to acquire assets primarily for possible capital gain or primarily for income. See Instruction 5 to Item 13(a) of Form S-11.

We have added the following sentence: Although we will be seeking out properties that provide capital appreciation, we will most likely purchase properties primarily for income and cash flow from rental income.

(c) Securities of or interests in persons primarily engaged in real estate activities

26.
In seeking joint venture and partnership opportunities, please clearly indicate the types of securities or interest in persons engaged in real estate activities in which the registrant may invest. See Instruction 1 to Item 13(c) of Form S-11. Also indicate the primary activities of persons in which the registrant will invest and the investment policies of such persons. See Instruction 2 to Item 13(c) of S-11. In addition, please state the criteria followed in the purchase of such securities and interests. See Instruction 3 to Item 13(c) of Form S-11.

We updated this section to read as follows:

In the event that Company identifies investment opportunities that the Company on its own is unable to financially afford or is unable to scale its operations to manage, the Company will seek out joint venture and partnership opportunities to take advantage of such opportunities. We expect such opportunities to be in excess of $10 million in value whereby the Company will have a fractional interest in the underlying property. We will not invest more than 40% of all assets in these types of opportunities unless the Board of Directors approves such an excess of over 40% by unanimous consent.  The Company does not plan to invest in mortgage sales, offices building, or undeveloped acreage, but those properties (as stated above) that fit the investment policies of the Company.  The Board will not invest more than 25% of its assets in any security instruments that are not real estate related. The purpose of such non-real estate investments would only be for the purpose to take advantage of investments that may be counter cyclical to the real estate sector such as consumer cyclicals. We have not identified any such non-real estate investments at this time.

We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, preferred stock or options to purchase stock.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Principal and interest on our debt will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

27.
We note your disclosure that the board will not invest more than 25% of its assets in any security instruments that are not real estate related. Indicate the type of securities and the industry groups in which the company may invest and the percentage of assets which it may invest in each such type or industry group. See Instruction 1 to Item 13(d) of Form S-11. Also state the criteria followed in the purchase of such securities and interests. See Instruction 2 to Item 13(d) of Form S-11.

We have not identified any such securities at this time. In the event that we do identify such securities, this will be our policy.

Selection, Management and Custody of Registrant's Investments, page 33

28.
Please discuss in detail the services that Foliage Properties will provide to the company. See Item 24 of Form S-11.

Foliage Properties will seek out, interview, and implement management companies to operate and manage the Company’s properties. Foliage Properties will oversee the management duties of all the management companies that the Company employs. Foliage Properties will also act as a liaison between whomever the Company enlists as an investment advisor.

Policies with Respect to Certain Transactions, page 34

29.
Outline briefly the provisions of the governing instruments that limit the interests that officers and directors may have in your investments. See Item 25(a) of Form S-11. If the governing instruments contain no such provisions, please explain. Also discuss the provisions or policies as to whether officers and directors may engage for their own account in business activities of the types conducted or to be conducted by the company as required by Item 25(b) of Form S-11.

The Board of Directors and officers have agreed via Board Resolution that the officers and directors may not have any direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest.

Part II- Information Not Required In Prospectus

Sales to Special Parties, page 39

30.
Please provide a legal analysis as to why the transactions described under the Recent Sales of Unregistered Securities subheading do not qualify for disclosure under Item 32 of Form S-11. We may have further comments based on your response.

Item 32 states: Name each person or specify each class of persons (other than underwriters or dealers, as such) to whom any securities have been sold within the past six months, or are to be sold, by the registrant or any security holder for whose account any of the securities being registered are to be offered, at a price varying from that at which securities of the same class are to be offered to the general public pursuant to this registration. State the consideration given or to be given by each such person or class.

Analysis:

Although securities were sold to the officers and directors at a price varying from that offered to the general public, those securities are not being registered or offered herein and there is no plan on the behalf of the officers or directors in which they will sell them. Furthermore, such sales took place on November 13, 2009 which is not within the 6 month time frame as required by this Item.

Mr. Tom Kluck
Securities Exchange Commission
Re: Acquisition Capital Group, Inc.
October 5, 2010

Recent Sales of Unregistered Securities, page 39

31.
We note your response to comment 44. Please discuss whether such investors were accredited investors or financially sophisticated and/or had access to information regarding the company.

All investors were either financially sophisticated or accredited and all had access to information regarding the company.

Item 28. Undertakings, page 41

32.
We reissue prior comment 45. Please revise paragraphs (4) and (6) hereunder to avoid duplicative disclosure.

We removed paragraph #6. We believed we previously removed this paragraph and made an error.

Consent of Independent Registered Public Accounting Firm, Exhibit 23

33.
The date of the accountants' audit report referenced in the accountants' consent (i.e., February 2, 2010) is inconsistent with the date of the accountants' audit report on page F-2 (i.e., January 31, 2010). Please revise as appropriate to correct this apparent conflict.

This has been updated.

Thank you for your time.

Sincerely,

/s/ Jillian Sidoti
Jillian Sidoti
Counsel